Donna Jancewicz Work History

Sheetz
Team Member (part time)
November 2025 – Present

The Harper Group
Associate (part time)
March 2025 – September 2025

Sheetz
Team Member (part time)
February 2024 – November 2024

Mohegan Sun
Employee (part time)
March 2024 – June 2024

Corner Post Federal Credit Union
Employee (full time)
February 2023 – December 2023